EP Exceptional Parent
                                                                551 Main Street
                                                            Johnstown, PA 15901
                                                     Toll Free: (800) 372-7368
                                                            Tel: (814) 361-3860
                                                            Fax: (814) 361-3861
                                                                WWW.EPARENT.COM

August 29, 2005

Mr. David R. Humphrey
Branch Chief - Accountant
Securities and Exchange Commission
Washington, DC  20549-0305

           RE:         EP Global Communications, Inc.
                       Item 4.02 Form 8-K
                       Filed August 9, 2005
                       File No. 0-30797

Dear Mr. Humphrey,

EP Global Communications, Inc. ("Company") has received a comment letter from the SEC under date of August 15, 2005. As requested in such letter, the Company herewith provides responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company's responses.

Item 4.02 Form 8-K

1. Expand the disclosure to indicate that your board of directors concluded that the financial statements for the year ended December 31, 2004 as issued in your annual report on Form 10-KSB should no longer be relied upon. See Item 4.02(a)(1) of Form 8-K.

2. Also, expand the disclosure to indicate whether an audit committee or the board of directors or authorized officer or officers discussed the matter with your registered independent accountants. See Item 4.02(a)(3) of Form 8-K.

           The Company will file an amended Form 8-K on approximately August 29, 2005. The amendment will contain the following disclosure:

                       ITEM 4.02. NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

                       On August 3, 2005, as a result of a
                       routine regulatory review by the
                       Securities and Exchange Commission
                       and,after discussion between the
                       Company's audit committee of the
                       board of directors and the

MR. DAVID R. HUMPHREY, SECURITIES AND EXCHANGE COMMISSION,
AUGUST 26, 2005     PAGE 2

                       Company's registered independent accountants, the Company's board of directors concluded that the financial statements for the year ended December 31, 2004 as issued in the Registrant's annual report on Form 10-KSB required restatement and could no longer be relied upon because of an error in recognizing income associated with the formation of Informedx LLC. The error was corrected by recognizing funds received from Informedx LLC as additional minority interest and an amendment was filed to the Company's Form 10-KSB in accordance with this change.

                           *     *     *     *     *

In connection with this response to the matters enumerated above, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                           *     *     *     *     *

Should there be any other questions or comments, please contact me.


Sincerely


                                      /s/ Robert J. Salluzzo
                                          Robert J. Salluzzo
                                          Chief Operating Officer


C.    Ms. Beverly Singleton
      Division of Corporate Finance
      Via Facsimile Copy - 202 772 9202